UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On September 8, 2021, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx to Proceed with Pivotal Development for Vilobelimab in Hidradenitis Suppurativa with New Primary Endpoint.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The Company has seen the press release issued by German Federal Research Minister Anja Karliczek and Federal Health Minister Jens Spahn regarding their support for a program pursuant to which the Company applied for funding for the development of vilobelimab for the treatment of COVID-19.  The Company has not received any official notice from the German government in response to its application.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: September 8, 2021	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 8, 2021

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